TESCO

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News release...

Tuesday 13 January 2009

CHRISTMAS & NEW YEAR TRADING STATEMENT

TESCO DELIVERS IN THE DOWNTURN

The Tesco Group has delivered a strong performance and record sales over the Christmas and New Year period. Group sales increased by 11.6% during the seven weeks to 10 January 2009, driven by continued rapid international expansion and steady growth in the UK. This growth is against the background of challenging trading conditions in all of our markets caused by the global economic slowdown.

Good International Progress

Our overseas businesses generally saw good growth over the Christmas and New Year period, delivering a total International sales increase of 32.7%, helped by favourable exchange rate movements in Europe, and a particularly strong performance in Asia.

In Europe, sales grew by 24%, with growth at constant exchange rates slowing compared with our third quarter, reflecting the economic conditions in parts of Central Europe and in Ireland. We have grown share in all of our markets.

Sales in Asia increased by 43%, with strong growth in Korea, China and Malaysia. The integration of the acquired Homever stores in Korea is going well, with the introduction of the Homeplus Tesco ranges and lower prices proving very popular with customers. Sales at converted stores have increased by more than 50%.

In the United States, Fresh & Easy has been coping well with a severe downturn in the West Coast markets in which it trades. Like-for-like growth is strongly double-digit for the 28 stores which have now been open more than a year.

Steady UK Performance

In the UK, like-for-like sales excluding petrol increased by 2.5% in the period. We report like-for-like sales inclusive of VAT - and adjusting for the reduction in VAT rates, which came into effect in early December, growth on a comparable basis was 3.5%. The stronger growth in volumes and customer numbers we saw in our third quarter has continued.

The Tesco team delivered an even better shopping trip for customers than last year and another profitable seasonal period for the business - by providing very good standards of service and availability.

Non-food sales performance strengthened a little compared to our third quarter; with positive like-for-like sales growth, driven by good market share gains across most categories, including electrical, clothing and entertainment.

Our services businesses have also performed well. On-line sales were very strong in the run-up to Christmas and tesco.com and Tesco Direct combined saw total sales up by over 18% to £273 million in the seven weeks. Sales of digital products, including televisions and laptops, were particularly pleasing.

Tesco Personal Finance (TPF) is now a wholly-owned subsidiary, with the completion of the acquisition in December of the 50% shareholding owned by Royal Bank of Scotland Group PLC. Customer response to our new Tesco savings products has been very encouraging - with over a thousand new accounts being opened per day recently. The resulting increase in balances means that TPF is now self-funding, putting it in a strong position to pursue the strategy we laid out for the business when we announced the acquisition last July.

Our Preliminary Results for 2008/9 will be released on 21 April 2009.

Contacts:-

Investor Relations:	Steve Webb	01992 644 800
Press:	Jonathan Church	01992 646 606
	Angus Maitland	020 7379 5151

END